Nintendo®
Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

November 2, 2004

By Airmail
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Notice of Dissolution of a Subsidiary

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

dlw 11/24

(Summary Translation)

November 1, 2004

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Dissolution of a Subsidiary

Please be advised that a resolution has been made that a subsidiary mentioned below be dissolved.

1. Information about the subsidiary

Name:	Rare Acquisition Inc.
Address:	4820-150th Avenue, N.E. Redmond, WA 98052 U.S.A.
Representative:	Howard Lincoln

2. Reason of the dissolution

The said subsidiary completed the task by transferring all of the stocks it held.

3. Subsidiary outlook

Business:	Investment to development companies
Established date:	March 3, 1995
Capital:	US$54,200,000
Number of outstanding shares:	54.2 shares
Fiscal year-end:	March 31
Shareholders:	Nintendo Co., Ltd. 100%

4. Loss due to the dissolution

Impact to the business results is minor.

5. Schedule of the dissolution

To be liquidated by December 31, 2004

5. Future outlook

There would be no impact to our business.